EXHIBIT 21.1

SUBSIDIARIES

MTRLC LLC, a wholly owned subsidiary of Minim, Inc., is a limited liability company organized in Delaware that focuses on the sale of our Motorola brand products.

Cadence Connectivity, Inc. (formerly known as Zoom Connectivity, Inc.), a wholly owned subsidiary of Minim, Inc., is a corporation organized in Delaware that designs, develops, sells and supports an IoT security platform that enables and secures a better connected home.

Minim Asia Private Limited, a wholly owned subsidiary of Minim, Inc., is a private company organized in Mumbai, India that sells and support of our Motorola brand products in India.